June 21, 2001

Spencer A. McClung, Jr.
2700 Pennsylvania Avenue
Santa Monica, CA 90404

  Re: Amended Employment Agreement

Dear Spencer:

    Pursuant to our recent discussions, this letter sets forth the terms of your continued employment with Launch Media, Inc. (the "Company") and replaces your Continued Employment Agreement with the Company dated July 7, 2000 ("Prior Agreement").

    1.  General.  You will continue to be employed by the Company as its Executive Vice President, Advertising Sales & Business Development, reporting to the CEO and President. You accept continued employment with the Company on the terms and conditions set forth in this Agreement, and you agree to devote your full business time, energy and skill to your duties at the Company. Your employment with the Company is for no specified period, and may be terminated by you or the Company at any time, with or without cause, subject to the provisions of paragraphs 4, 5 and 6 below. You will continue to receive your current base salary of two hundred thousand dollars ($200,000.00) and employee fringe benefits,

    2.  Forgiveness of Debt.  As of the date of this Agreement, you have indebtedness to the Company totaling approximately $425,000, and set forth in detail on the attached Exhibit A. If you remain an employee of the Company in good standing, the Company shall forgive all such indebtedness (including principal and accrued interest) on January 1, 2002.

    3.  Payment of Taxes.  In addition to the forgiveness of indebtedness described in Section 2 above, on the date on which any indebtedness is forgiven by the Company (including at such time if any as all indebtedness is forgiven upon a Change of Control), the Company will also:

      (a) Pay the applicable withholding tax on such forgiveness of indebtedness; and

      (b) Pay to you a gross amount of cash (less further applicable withholdings), the net of which would be sufficient to cover your remaining tax liability on such forgiveness of indebtedness and on the payments in this Paragraph 3 when due; and

      (c) Pay to you a gross amount of $36,000 to cover other taxes as outlined on Exhibit A.

    4.  Change of Control.  Notwithstanding anything to the contrary set forth herein, in the event of a Change of Control, the Company will, within five (5) business days following the closing of the Change of Control transaction:

      (a) forgive all outstanding principal plus accrued interest set forth in Section 2 above; and

      (b) pay to you a cash bonus of two hundred thousand dollars ($200,000) (the "Change of Control Bonus"); and

      (c) pay to you the amount set forth in Section 3 above.

If, upon the closing of a Change of Control transaction, you have not accepted ongoing employment, you will receive a termination payment equal to four (4) months of your current base salary. Upon such payment, you further agree to execute a general release of known and unknown claims in form satisfactory to the Company.

    5.  Voluntary Termination.  In the event that you voluntarily resign from your employment with the Company, or in the event that your employment terminates as a result of your death or disability (meaning that you are unable to perform your duties for any 90 days in any one year period as a result of a physical and/or mental impairment), you will be entitled to no compensation or benefits from the Company except that the Company will immediately forgive all outstanding indebtedness (including principal and interest) on your termination date; provided, however, that the Company will not be obligated to make the tax payments set forth in Section 3 above. You agree that if you voluntarily terminate your employment with the Company for any reason, you will provide the Company with at least 30 days' written notice of your resignation. The Company may, in its sole discretion, elect to waive all or any part of such notice period and accept your resignation at an earlier date.

    6.  Other Termination.  Your employment may be terminated under the circumstances set forth below.

      (a) Termination for Cause: If your employment is terminated by the Company for cause as defined below, you will be entitled to no compensation or benefits from the Company except that the Company will immediately forgive all outstanding indebtedness (including principal and interest) on your termination date; provided, however, that the Company will not be obligated to make the tax payments set forth in Section 3 above.

    For purposes of this Agreement, a termination "for cause" occurs if you are terminated for any of the following reasons: (i) theft, dishonesty or falsification of any employment or Company records; (ii) improper disclosure of the Company's confidential or proprietary information; (iii) any improper action by you which has a material detrimental effect on the Company's reputation or business; or (iv) your conviction (including any plea of guilty or no contest) for any felony that impairs your ability to perform your duties under this Agreement.

      (b) Termination Without Cause/Resignation for Good Reason: If your employment is terminated by the Company without cause (and not as a result of your death or disability) or if you resign from your employment with the Company for Good Reason (as defined below), and if you sign a general release of known and unknown claims in form satisfactory to the Company, the Company will forgive all outstanding indebtedness (including all principal and accrued interest) and will make the tax payments set forth in Section 3 above.

    7.  Change of Control/Good Reason.

      (a) For purposes of this Agreement, a "Change of Control" of the Company shall be deemed to have occurred if:

         (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than a trustee or other fiduciary holding securities of the Company under an employee benefit plan of the Company, becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing 51% or more of (A) the outstanding shares of common stock of the Company or (B) the combined voting power of the Company's then-outstanding securities entitled to vote generally in the election of directors; or

        (ii) the Company (A) is party to a merger, consolidation or exchange of securities which results in the holders of voting securities of the Company outstanding immediately prior thereto failing to continue to hold at least 50% of the combined voting power of the voting securities of the Company, the surviving entity or a parent of the surviving entity outstanding immediately after such merger, consolidation or exchange, or (B) sells or disposes of all or substantially all of the Company's assets (or any transaction having similar effect is consummated).

      (b) For purposes of this Agreement, "Good Reason" means any of the following conditions, which condition(s) remain(s) in effect 10 days after written notice to the Board from you of such condition(s):

         (i) a decrease in your base salary and/or a material decrease in any of your employee benefits;

        (ii) an adverse change in your title, authority or duties, as measured against your title, authority or duties immediately prior to such change; or

        (iii) the relocation of your workplace for the Company to a location that is more than 50 miles from the location of your current workplace for the Company.

    8.  Confidential and Proprietary Information.  As a condition of your continued employment, and if you have not already done so, you agree to sign the Company's standard form of employee confidentiality and assignment of inventions agreement.

    9.  Dispute Resolution.  In the event of any dispute or claim relating to or arising out of your employment relationship with the Company, this agreement, or the termination of your employment with the Company for any reason (including, but not limited to, any claims of breach of contract, wrongful termination or age, sex, race, sexual orientation, disability or other discrimination or harassment), you and the Company agree that all such disputes shall be fully, finally and exclusively resolved by binding arbitration conducted by the American Arbitration Association in Los Angeles County, California. You and the Company hereby knowingly and willingly waive your respective rights to have any such disputes or claims tried to a judge or jury. Provided, however, that this arbitration provision shall not apply to any claims for injunctive relief.

    10.  Severability.  If any provision of this Agreement is deemed invalid, illegal or unenforceable, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected.

    11.  Assignment.  In view of the personal nature of the services to be performed under this Agreement by you, you cannot assign or transfer any of your obligations under this Agreement. In the event that this Agreement is assigned by the Company to another party, prior to the assignment being effective, the assignee will be required to execute a formal assumption agreement pursuant to which it expressly assumes this Agreement and delivers the assumption agreement to you.

    12.  Entire Agreement.  This Agreement and the agreement referenced in Section 8 above constitute the entire agreement between you and the Company regarding the terms and conditions of your employment. They supersede all prior negotiations, promises, representations or agreements between you and the Company regarding your employment, whether written or oral, including, but not limited to, the Prior Agreement.

    13.  Modification.  This Agreement may only be modified or amended by a supplemental written agreement signed by you and an authorized representative of the Company.

    Spencer, we look forward to continuing to work with you at Launch Media. Please sign and date this letter on the spaces provided below to acknowledge your acceptance of the terms of this Agreement.

Sincerely,
Launch Media, Inc.
By:	/s/ ROBERT D. ROBACK Robert D. Roback President

    I agree to and accept continued employment with Launch Media, Inc. on the terms and conditions set forth in this Agreement.

Date: June 21, 2001	/s/ SPENCER A. MCCLUNG, JR. Spencer A. McClung, Jr.

Exhibit A

Notes receivable schedule
Name	Note Beg Date	Note End Date	Principal	Days O/S	Daily Int @ 8%	Interest From Note Date To 7/7/00	Total
Spence McClung	5/3/1999	12/29/2000	$46,523	596	$10.34	$6,162	$52,684
Spence McClung	4/14/1999	12/29/2000	$22,000	615	$4.89	$3,007	$25,007
Spence McClung	4/16/2000	12/29/2000	$66,000	253	$14.67	$3,711	$69,711
Spence McClung	4/19/2000	12/29/2000	$20,000	250	$4.44	$1,111	$21,111
Spence McClung	4/11/2000	12/29/2000	$37,652	258	$8.37	$2,159	$39,811
Spence McClung	5/11/2000	12/29/2000	$183,358	228	$40.75	$9,290	$192,648
Debt Repayment			$(64,004)				$(64,004)

Balance			$311,529			$25,439	$336,968
Dec 29 - 1/15 Interest Calc	12/29/2000	1/15/2001	$336,968	16	$74.88	$1,198	$338,166
Debt Forgiven	1/15/2001		$(80,633)			$—	$(80,633)

Balance			$256,335			$—	257,533

	1/15/2001	6/30/2001	$257,533	165	$57.23	$9,443	$266,976
Note for Tax withholding on forgiven debt (1/15/01)	1/15/2001	6/30/2001	$30,700	165	$6.82	$1,126	$31,826
10/15 Notes	10/15/2000	6/30/2001	$119,200	225	$26.49	$6,755	$125,955

Balance			$407,433			17,323	424,756

Outstanding Debt as of		6/30/2001					$424,756
Federal and State Tax Rate							46.5%
Taxes on remaining debt							$197,511
Pre-Tax Income Needed to cover tax liability							$369,180
Balance of Taxes on forgiven debt (1/15/01)							$6,794
Taxes on remaining AMT							$12,500

Subtotal							$19,294
Pre-Tax Income Needed to cover tax liability							$36,054
Total Tax Liability							$216,806
Total Pre-Tax Income Needed to cover tax liability							$405,245